UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under Rule 13d-1 of the Securities Exchange Act of 1934

(Amendment No. 3)

MGM MIRAGE

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

552953101

(CUSIP Number)

Abdul Wahid A. Rahim Al Ulama

Dubai World

Emirates Towers, Level 47

Sheikh Zayed Road

Dubai, United Arab Emirates

Telephone: +971 4 3903800

Copy to:

Martin L. Edelman, Esq.

Paul, Hastings, Janofsky & Walker LLP

Park Avenue Tower

75 E. 55th Street

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 24, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 552953101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Infinity World Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 14,548,738 shares
8 SHARED VOTING POWER -0- shares
9 SOLE DISPOSITIVE POWER 14,548,738 shares
10 SHARED DISPOSITIVE POWER -0- shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,548,738 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%[1]
14	TYPE OF REPORTING PERSON CO

[1]	This calculation is based upon the total number of 278,751,499 outstanding Shares (as defined in Item 3 below), as of April 18, 2008, as provided to Cayman LP (as defined below) by MGM MIRAGE.

CUSIP No. 552953101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Infinity World Cayman Investments Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 14,548,738 shares
8 SHARED VOTING POWER -0- shares
9 SOLE DISPOSITIVE POWER 14,548,738 shares
10 SHARED DISPOSITIVE POWER -0- shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,548,738 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%[2]
14	TYPE OF REPORTING PERSON CO

[2]	This calculation is based upon the total number of 278,751,499 outstanding Shares (as defined in Item 3 below), as of April 18, 2008, as provided to Cayman LP (as defined below) by MGM MIRAGE.

CUSIP No. 552953101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Infinity World (Cayman) L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 26,048,738 shares
8 SHARED VOTING POWER -0- shares
9 SOLE DISPOSITIVE POWER 26,048,738 shares
10 SHARED DISPOSITIVE POWER -0- shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,048,738 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%[3]
14	TYPE OF REPORTING PERSON PN

[3]	This calculation is based upon the total number of 278,751,499 outstanding Shares (as defined in Item 3 below), as of April 18, 2008, as provided to Cayman LP (as defined below) by MGM MIRAGE.

CUSIP No. 552953101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Infinity World (Cayman) Holding
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 26,048,738 shares
8 SHARED VOTING POWER -0- shares
9 SOLE DISPOSITIVE POWER 26,048,738 shares
10 SHARED DISPOSITIVE POWER -0- shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,048,738 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%[4]
14	TYPE OF REPORTING PERSON CO

[4]	This calculation is based upon the total number of 278,751,499 outstanding Shares (as defined in Item 3 below), as of April 18, 2008, as provided to Cayman LP (as defined below) by MGM MIRAGE.

CUSIP No. 552953101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Infinity World Holding Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 26,048,738 shares
8 SHARED VOTING POWER -0- shares
9 SOLE DISPOSITIVE POWER 26,048,738 shares
10 SHARED DISPOSITIVE POWER -0- shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,048,738 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%[5]
14	TYPE OF REPORTING PERSON CO

[5]	This calculation is based upon the total number of 278,751,499 outstanding Shares (as defined in Item 3 below), as of April 18, 2008, as provided to Cayman LP (as defined below) by MGM MIRAGE.

CUSIP No. 552953101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Dubai World
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Dubai, United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 26,048,738 shares
8 SHARED VOTING POWER -0- shares
9 SOLE DISPOSITIVE POWER 26,048,738 shares
10 SHARED DISPOSITIVE POWER -0- shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,048,738 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%[6]
14	TYPE OF REPORTING PERSON OO

[6]	This calculation is based upon the total number of 278,751,499 outstanding Shares (as defined in Item 3 below), as of April 18, 2008, as provided to Cayman LP (as defined below) by MGM MIRAGE.

This Schedule 13D/A constitutes Amendment No. 3 to that certain Schedule 13D filed on December 28, 2007, as previously amended by that certain Amendment No. 1 filed on January 16, 2008 and Amendment No. 2 filed on February 27, 2008, by Infinity World Investments LLC, a Nevada limited liability company (“Infinity World”), Infinity World Cayman Investments Corporation, a Cayman Islands exempted company (“Cayman Investments”), Infinity World (Cayman) L.P., a Cayman Islands exempted limited partnership (“Cayman LP”), Infinity World (Cayman) Holding, a Cayman Islands exempted company (“Cayman Holding”), Infinity World Holding Ltd., a United Arab Emirates offshore corporation (“Infinity Holding”), and Dubai World, a Dubai, United Arab Emirates government decree entity (“Dubai World” and collectively with Infinity World, Cayman Investments, Cayman LP, Cayman Holding and Infinity Holding, “Infinity World Group” ) (collectively, with all subsequent amendments, the “Schedule 13D”). Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 2.	Identity and Background

The tenth subparagraph of Paragraph 5 of Item 2 is hereby deleted and replaced with the following:

Adel Al Shirawi is a member of the Board of Directors of Dubai World. Mr. Shirawi is also the Vice Chairman of Istithmar, a private equity and alternative investment company based in Dubai, whose address is Emirates Towers, Level 4, Sheikh Zayed Road, P.O. Box 17000, Dubai, United Arab Emirates. Mr. Shirawi was recently appointed the Vice Chairman of Leisurecorp, a sports and leisure group focused on developing premium lifestyle destinations. Mr. Shirawi is a resident of the United Arab Emirates and an United Arab Emirates citizen.

Item 2 is also hereby amended to add the following as the last subparagraph:

As of March 9, 2008, Khaled Al Kamda is no longer a member of the Board of Directors of Dubai World.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following paragraph as the last paragraph:

Cayman LP refinanced the purchase of 6,500,000 shares of common stock of MGM MIRAGE, a Delaware corporation (“MGM MIRAGE”), par value $.01 per share (the “Shares”), acquired pursuant to a joint tender offer with MGM MIRAGE at a price of $80.00 per share, which expired on February 14, 2008 and was consummated on February 26, 2008 (the “Joint Tender Offer”), through funds provided by share forward transactions and share swap transactions, as set forth in the amended and restated confirmation agreements dated April 21, 2008 (the “Amended Confirmations”), that Infinity World and Cayman LP, jointly and severally, entered into with Credit Suisse International, Deutsche Bank AG, London Branch and The Royal Bank of Scotland plc. The Amended Confirmations provide Infinity World and Cayman LP with committed financing for a one-year term, maturing in December 2008, of up to $1.2 billion to finance the acquisition of Shares in open market or block purchases during the period described in the Schedule 13D. As of the date hereof, Infinity World and Cayman LP have obtained financing under the Amended Confirmations in the aggregate amount of $878.4 million (net of fees and expenses). The interest rate of the share forward and share swap transactions is based on 3-month LIBOR plus 2.25%. This summary of the Amended Confirmations is not intended to be complete and is qualified in its entirety by reference to the Amended Confirmations incorporated herein by reference as Exhibit 36, Exhibit 37, and Exhibit 38.

Item 4.	Purpose of the Transaction

Item 4 is hereby amended to add the following as the last paragraph:

As of April 28, 2008, Infinity World Group owned an aggregate of 26,048,738 Shares, which represent approximately 9.3% of the currently issued and outstanding Shares. This calculation is based upon the total number of 278,751,499 outstanding Shares, as of April 18, 2008, as provided to Cayman LP by MGM MIRAGE.

Item 5.	Interest in Securities of the Issuer

Item 5 (a) and (b) are hereby amended and restated in their entirety as set forth below:

(a) and (b) As of April 28, 2008, Infinity World and Cayman Investments had sole power to vote (or direct the voting of) and sole power to dispose (or to direct the disposition) of 14,548,738 Shares. Such 14,548,738 Shares comprise approximately 5.2% of the currently issued and outstanding Shares.

As of April 28, 2008, Cayman LP, Cayman Holding, Infinity Holding and Dubai World had sole power to vote (or direct the voting of) and sole power to dispose (or to direct the disposition) of 26,048,738 Shares. Such 26,048,738 Shares comprise approximately 9.3% of the currently issued and outstanding Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The fourth, fifth and sixth paragraphs of Item 6 are hereby amended and restated in their entirety as set forth below:

On December 13, 2007, in connection with entering into three separate confirmation agreements with Credit Suisse International, Deutsche Bank AG, London Branch and The Royal Bank of Scotland plc, each dated as of December 13, 2007, attached as Exhibits 1, 2 and 3 and filed with the original Schedule 13D on December 28, 2007 and incorporated herein by reference (the “Original Confirmations”), Infinity World entered into a Pledge Agreement (the “Original Pledge Agreement”) with Credit Suisse International, Deutsche Bank AG, London Branch and The Royal Bank of Scotland plc, as Initial Banks, and Deutsche Bank Trust Company Americas, as Collateral Agent, whereby, among other things, Infinity World agreed to grant a security interest to the Collateral Agent, for the benefit of the Secured Parties referenced therein, in the Shares acquired or otherwise held by Infinity World to secure the obligations of Infinity World under the Original Confirmations. A copy of the Original Pledge Agreement, which was attached as Exhibit 10 and filed with the original Schedule 13D on December 28, 2007, is incorporated herein by reference. On April 21, 2008, Credit Suisse International, Deutsche Bank AG, London Branch, The Royal Bank of Scotland plc, Deutsche Bank Trust Company Americas, Infinity World and Cayman LP entered into an Amended and Restated Pledge Agreement (the “Amended Pledge Agreement”) in connection with entering into the Amended Confirmations, whereby, among other things, Cayman LP was added as an additional pledgor under the Original Pledge Agreement. Pursuant to the Amended Pledge Agreement, Infinity World and Cayman LP have granted a security interest to the Collateral Agent, for the benefit of the Secured Parties referenced therein, in the Shares acquired or otherwise held by Infinity World and Cayman LP to secure the obligations of Infinity World and Cayman LP under the Amended Confirmations. The Amended Pledge Agreement is incorporated by reference herein as Exhibit 39 hereto. As of the date hereof, Infinity World and Cayman LP have collectively pledged 26,048,738 shares under the Amended Pledge Agreement.

Also on December 13, 2007, Dubai World and Infinity World entered into a Liquidity Agreement (the “Original Liquidity Agreement”) with Credit Suisse International, Deutsche Bank AG, London Branch and The Royal Bank of Scotland plc, as Initial Banks, and Deutsche Bank Trust Company Americas, as Collateral Agent, whereby, among other things, Dubai World agreed to act as a liquidity provider and to purchase pledged Shares in the event Infinity World defaulted on the Original Confirmations or the Original Pledge Agreement. A copy of the Original Liquidity Agreement, which was attached as Exhibit 11 and filed with the original Schedule 13D on December 28, 2007, is incorporated herein by reference. On April 21, 2008, Credit Suisse International, Deutsche Bank AG, London Branch, The Royal Bank of Scotland plc, Deutsche Bank Trust Company Americas, Infinity World, Dubai World and Cayman LP entered into an Amended and Restated Liquidity Agreement (the “Amended Liquidity Agreement”) in connection with entering into the Amended Confirmations and the Amended Pledge Agreement. Pursuant to the Amended Liquidity Agreement, Dubai World has agreed, among other things, to act as a liquidity provider and to purchase pledged Shares in the event Infinity World or Cayman LP defaults on the Amended Confirmations or the Amended Pledge Agreement. The Amended Liquidity Agreement is incorporated by reference herein as Exhibit 40 hereto.

In addition, on December 13, 2007, in connection with entering into the Original Liquidity Agreement, Dubai World entered into a Letter Agreement regarding the upfront structuring fee for the Original Confirmations (the “Fee Letter”) with Credit Suisse International, Deutsche Bank AG, London Branch, Deutsche Bank Securities Inc., as agent, and The Royal Bank of Scotland plc, whereby, among other things, Dubai World agreed to pay an upfront structuring fee in accordance with the terms of the Fee Letter. A copy of the Fee Letter, which was attached as Exhibit 12 and filed with the original Schedule 13D on December 28, 2007, is incorporated herein by reference. On April 21, 2008, Credit Suisse International, Deutsche Bank AG, London Branch, Deutsche Bank Securities Inc., as agent, The Royal Bank of Scotland plc and Dubai World entered into an Amendment to the Letter Agreement (the “Fee Letter Amendment”) in connection with entering into the Amended Confirmations to align the payment date of the unpaid balance of the upfront structuring fee to the advance date under the Amended Confirmations. The Fee Letter Amendment is incorporated by reference herein as Exhibit 41 hereto.

Item 6 is also hereby amended to add the following paragraph as the last paragraph:

Infinity World and Cayman LP entered into the Amended Confirmations described in Item 3 above with Credit Suisse International, Deutsche Bank AG, London Branch and The Royal Bank of Scotland plc to amend and restate the Original Confirmations, whereby, among other things, Cayman LP was added as an additional party to each Original Confirmation.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended to add the following exhibits:

Exhibit No.	Description of Exhibits

36	Amended and Restated Confirmation dated as of April 21, 2008 by and among Credit Suisse International, Infinity World (Cayman) L.P. and Infinity World Investments LLC **

37	Amended and Restated Confirmation dated as of April 21, 2008 by and among Deutsche Bank AG, London Branch, Infinity World (Cayman) L.P. and Infinity World Investments LLC **

38	Amended and Restated Confirmation dated as of April 21, 2008 by and among The Royal Bank of Scotland plc, Infinity World (Cayman) L.P. and Infinity World Investments LLC **

39	Amended and Restated Pledge Agreement dated as of April 21, 2008 by and among Infinity World Investments LLC, Infinity World (Cayman) L.P., Credit Suisse International, Deutsche Bank AG, London Branch and The Royal Bank of Scotland plc, as Initial Banks, and Deutsche Bank Trust Company Americas, as Collateral Agent.**

40	Amended and Restated Liquidity Agreement dated as of April 21, 2008 by and among Dubai World, Infinity World Investments LLC, Infinity World (Cayman) L.P., Credit Suisse International, Deutsche Bank AG, London Branch and The Royal Bank of Scotland plc, as Initial Banks, and Deutsche Bank Trust Company Americas, as Collateral Agent.**

41	Amendment to the Letter Agreement dated as of April 21, 2008 by and among Dubai World, Credit Suisse International, Deutsche Bank AG, London Branch, Deutsche Bank Securities Inc., as agent, and The Royal Bank of Scotland plc.**

**	Portions have been omitted pursuant to a request for confidential treatment.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 24, 2008

DUBAI WORLD, a Dubai, United Arab Emirates government decree entity	INFINITY WORLD (CAYMAN) L.P., a Cayman Islands exempted limited partnership By: Infinity World (Cayman) Holding Its: General Partner

/s/ Abdul Wahid A. Rahim Al Ulama	/s/ Abdul Wahid A. Rahim Al Ulama
Name: Abdul Wahid A. Rahim Al Ulama	Name: Abdul Wahid A. Rahim Al Ulama
Title: Group Chief Legal Officer	Title: Secretary

INFINITY WORLD HOLDING LTD., a Dubai, United Arab Emirates offshore corporation	INFINITY WORLD (CAYMAN) HOLDING, a Cayman Islands exempted company

/s/ Abdul Wahid A. Rahim Al Ulama	/s/ Abdul Wahid A. Rahim Al Ulama
Name: Abdul Wahid A. Rahim Al Ulama	Name: Abdul Wahid A. Rahim Al Ulama
Title: Secretary	Title: Secretary

INFINITY WORLD CAYMAN INVESTMENTS CORPORATION, a Cayman Islands exempted company	INFINITY WORLD INVESTMENTS LLC, a Nevada limited liability company

/s/ Abdul Wahid A. Rahim Al Ulama	/s/ Abdul Wahid A. Rahim Al Ulama
Name: Abdul Wahid A. Rahim Al Ulama	Name: Abdul Wahid A. Rahim Al Ulama
Title: Secretary	Title: Secretary

INDEX TO EXHIBITS

No.	Description

1**†	Confirmation dated as of December 13, 2007 by and between Credit Suisse International and Infinity World Investments LLC, filed as Exhibit 1 to the Schedule 13D jointly filed by Dubai World, Infinity World (Cayman) L.P., Infinity World (Cayman) Holding and Infinity World Holding Ltd. with the Securities and Exchange Commission on December 28, 2007 and incorporated herein by reference.

2**†	Confirmation dated as of December 13, 2007 by and between Deutsche Bank AG, London Branch and Infinity World Investments LLC, filed as Exhibit 2 to the Schedule 13D jointly filed by Dubai World, Infinity World (Cayman) L.P., Infinity World (Cayman) Holding and Infinity World Holding Ltd. with the Securities and Exchange Commission on December 28, 2007 and incorporated herein by reference.

3**†	Confirmation dated as of December 13, 2007 by and between The Royal Bank of Scotland plc and Infinity World Investments LLC, filed as Exhibit 3 to the Schedule 13D jointly filed by Dubai World, Infinity World (Cayman) L.P., Infinity World (Cayman) Holding and Infinity World Holding Ltd. with the Securities and Exchange Commission on December 28, 2007 and incorporated herein by reference.

4†	Limited Liability Company Agreement dated as of August 21, 2007 by and between Mirage Resorts, Incorporated and Dubai World, filed as Exhibit (d)(3) to the Schedule TO-T jointly filed by Dubai World, Infinity World (Cayman) L.P. and Infinity World Investments LLC with the Securities and Exchange Commission on August 24, 2007 and incorporated herein by reference.

5†	Amendment No. 1 to Limited Liability Company Agreement dated as of November 15, 2007 by and between Project CC, LLC and Infinity World Development Corp, filed as Exhibit (d)(3) to the Form 8-K filed by MGM MIRAGE with the Securities and Exchange Commission on November 21, 2007 and incorporated herein by reference.

6†	Assignment and Assumption Agreement dated as of November 15, 2007, by and between Dubai World, as assignor, and Infinity World Development Corp, as assignee, filed as Exhibit 6 to the Schedule 13D jointly filed by Dubai World, Infinity World (Cayman) L.P., Infinity World (Cayman) Holding and Infinity World Holding Ltd. with the Securities and Exchange Commission on December 28, 2007 and incorporated herein by reference.

7†	Company Stock Purchase and Support Agreement dated as of August, 21, 2007 by and between MGM MIRAGE and Infinity World Investments LLC, filed as Exhibit (d)(1) to the Schedule TO-T jointly filed by Dubai World, Infinity World (Cayman) L.P. and Infinity World Investments LLC with the Securities and Exchange Commission on August 24, 2007 and incorporated herein by reference.

8†	Stock Purchase Agreement dated as of December 18, 2007, by and between The Lincy Foundation and Infinity World (Cayman) L.P., filed as Exhibit 8 to the Schedule 13D jointly filed by Dubai World, Infinity World (Cayman) L.P., Infinity World (Cayman) Holding and Infinity World Holding Ltd. with the Securities and Exchange Commission on December 28, 2007 and incorporated herein by reference.

9†	Stockholder Support Agreement dated as of August 21, 2007, by and between Tracinda Corporation and Infinity World Investments LLC, filed as Exhibit (d)(2) to the Schedule TO-T jointly filed by Dubai World, Infinity World (Cayman) L.P. and Infinity World Investments LLC with the Securities and Exchange Commission on August 24, 2007 and incorporated herein by reference.

10**†	Pledge Agreement dated as of December 13, 2007 by and among Infinity World Investments LLC, Credit Suisse International, Deutsche Bank AG, London Branch and The Royal Bank of Scotland plc, as Initial Banks, and Deutsche Bank Trust Company Americas, as Collateral Agent, filed as Exhibit 10 to the Schedule 13D jointly filed by Dubai World, Infinity World (Cayman) L.P., Infinity World (Cayman) Holding and Infinity World Holding Ltd. with the Securities and Exchange Commission on December 28, 2007 and incorporated herein by reference.

11**†	Liquidity Agreement dated as of December 13, 2007 by and among Dubai World, Infinity World Investments LLC, Credit Suisse International, Deutsche Bank AG, London Branch and The Royal Bank of Scotland plc, as Initial Banks, and Deutsche Bank Trust Company Americas, as Collateral Agent, filed as Exhibit 11 to the Schedule 13D jointly filed by Dubai World, Infinity World (Cayman) L.P., Infinity World (Cayman) Holding and Infinity World Holding Ltd. with the Securities and Exchange Commission on December 28, 2007 and incorporated herein by reference.

12**†	Letter Agreement dated as of December 13, 2007 by and among Dubai World, Credit Suisse International, Deutsche Bank AG, London Branch, Deutsche Bank Securities Inc., as agent, and The Royal Bank of Scotland plc, filed as Exhibit 12 to the Schedule 13D jointly filed by Dubai World, Infinity World (Cayman) L.P., Infinity World (Cayman) Holding and Infinity World Holding Ltd. with the Securities and Exchange Commission on December 28, 2007 and incorporated herein by reference.

13†	Joint Filing Agreement dated as of December 28, 2007 by and among Dubai World, Infinity World (Cayman) L.P., Infinity World (Cayman) Holding and Infinity World Holding Ltd., filed as Exhibit 13 to the Schedule 13D jointly filed by Dubai World, Infinity World (Cayman) L.P., Infinity World (Cayman) Holding and Infinity World Holding Ltd. with the Securities and Exchange Commission on December 28, 2007 and incorporated herein by reference.

14†	Press Release, dated January 9, 2008, filed with the Schedule TO-C jointly filed by MGM MIRAGE, Dubai World and Infinity World (Cayman) L.P. with the Securities and Exchange Commission on January 16, 2008 and incorporated herein by reference.

15†	Press Release, dated January 16, 2008, filed with the Schedule TO-C jointly filed by MGM MIRAGE, Dubai World and Infinity World (Cayman) L.P. with the Securities and Exchange Commission on January 16, 2008 and incorporated herein by reference.

16†	Amendment No. 2 to Limited Liability Company Agreement dated as of December 31, 2007 by and between Project CC, LLC and Infinity World Development Corp, filed as Exhibit 10.1 to the Form 8-K filed by MGM MIRAGE with the Securities and Exchange Commission on December 31, 2007 and incorporated herein by reference.

17†	Amended and Restated Joint Filing Agreement dated as of February 26, 2008 by and among Dubai World, Infinity World (Cayman) L.P., Infinity World (Cayman) Holding, Infinity World Holding Ltd, Infinity World Investments LLC and Infinity World Cayman Investments Corporation, filed as Exhibit 17 to the Schedule 13D jointly filed by Dubai World, Infinity World (Cayman) L.P., Infinity World (Cayman) Holding, Infinity World Cayman Investments Corporation and Infinity World Investments LLC with the Securities and Exchange Commission on February 27, 2008 and incorporated herein by reference.

18†	Offer to Purchase, dated August 27, 2007, filed as Exhibit (a)(1)(A) to the Schedule TO-T jointly filed by Dubai World, Infinity World (Cayman) L.P. and Infinity World Investments LLC with the Securities and Exchange Commission on August 24, 2007 and incorporated herein by reference.

19†	Letter of Transmittal, filed as Exhibit (a)(1)(B) to the Schedule TO-T jointly filed by Dubai World, Infinity World (Cayman) L.P. and Infinity World Investments LLC with the Securities and Exchange Commission on August 24, 2007 and incorporated herein by reference.

20†	Notice of Guaranteed Delivery, filed as Exhibit (a)(1)(C) to the Schedule TO-T jointly filed by Dubai World, Infinity World (Cayman) L.P. and Infinity World Investments LLC with the Securities and Exchange Commission on August 24, 2007 and incorporated herein by reference.

21†	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, filed as Exhibit (a)(1)(D) to the Schedule TO-T jointly filed by Dubai World, Infinity World (Cayman) L.P. and Infinity World Investments LLC with the Securities and Exchange Commission on August 24, 2007 and incorporated herein by reference.

22†	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, filed as Exhibit (a)(1)(E) to the Schedule TO-T jointly filed by Dubai World, Infinity World (Cayman) L.P. and Infinity World Investments LLC with the Securities and Exchange Commission on August 24, 2007 and incorporated herein by reference.

23†	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9, filed as Exhibit (a)(1)(F) to the Schedule TO-T jointly filed by Dubai World, Infinity World (Cayman) L.P. and Infinity World Investments LLC with the Securities and Exchange Commission on August 24, 2007 and incorporated herein by reference.

24†	Summary Advertisement, filed as Exhibit (a)(1)(H) to the Schedule TO-T jointly filed by Dubai World, Infinity World (Cayman) L.P. and Infinity World Investments LLC with the Securities and Exchange Commission on August 24, 2007 and incorporated herein by reference.

25†	Supplement to Offer to Purchase, filed as Exhibit (a)(1)(I) to Amendment No. 1 to the Schedule TO-T jointly filed by Dubai World, Infinity World (Cayman) L.P. and Infinity World Investments LLC with the Securities and Exchange Commission on August 27, 2007 and incorporated herein by reference.

26†	Summary Advertisement, filed as Exhibit (a)(1)(K) to Amendment No. 1 to the Schedule TO-T jointly filed by Dubai World, Infinity World (Cayman) L.P. and Infinity World Investments LLC with the Securities and Exchange Commission on August 27, 2007 and incorporated herein by reference.

27†	Supplement No. 2 to Offer to Purchase, filed as Exhibit (a)(1)(M) to Amendment No. 3 to the Schedule TO-T jointly filed by Dubai World, Infinity World (Cayman) L.P. and Infinity World Investments LLC with the Securities and Exchange Commission on October 1, 2007 and incorporated herein by reference.

28†	Offer to Purchase, dated January 17, 2008, filed as Exhibit (a)(1)(A) to the Schedule TO-I jointly filed by MGM MIRAGE, Dubai World and Infinity World (Cayman) L.P. with the Securities and Exchange Commission on January 17, 2008 and incorporated herein by reference.

29†	Letter of Transmittal to Tender Shares of Common Stock, filed as Exhibit (a)(1)(B) to the Schedule TO-I jointly filed by MGM MIRAGE, Dubai World and Infinity World (Cayman) L.P. with the Securities and Exchange Commission on January 17, 2008 and incorporated herein by reference.

30†	Notice of Guaranteed Delivery, filed as Exhibit (a)(1)(C) to the Schedule TO-I jointly filed by MGM MIRAGE, Dubai World and Infinity World (Cayman) L.P. with the Securities and Exchange Commission on January 17, 2008 and incorporated herein by reference.

31†	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, filed as Exhibit (a)(1)(D) to the Schedule TO-I jointly filed by MGM MIRAGE, Dubai World and Infinity World (Cayman) L.P. with the Securities and Exchange Commission on January 17, 2008 and incorporated herein by reference.

32†	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, filed as Exhibit (a)(1)(E) to the Schedule TO-I jointly filed by MGM MIRAGE, Dubai World and Infinity World (Cayman) L.P. with the Securities and Exchange Commission on January 17, 2008 and incorporated herein by reference.

33†	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9, filed as Exhibit (a)(1)(F) to the Schedule TO-I jointly filed by MGM MIRAGE, Dubai World and Infinity World (Cayman) L.P. with the Securities and Exchange Commission on January 17, 2008 and incorporated herein by reference.

34†	Summary Advertisement, filed as Exhibit (a)(1)(I) to the Schedule TO-I jointly filed by MGM MIRAGE, Dubai World and Infinity World (Cayman) L.P. with the Securities and Exchange Commission on January 17, 2008 and incorporated herein by reference.

35†	Joint Tender Offer Agreement, dated January 17, 2008, between MGM MIRAGE and Infinity World (Cayman) L.P., filed as Exhibit (d)(7) to the Schedule TO-I jointly filed by MGM MIRAGE, Dubai World and Infinity World (Cayman) L.P. with the Securities and Exchange Commission on January 17, 2008 and incorporated herein by reference.

36***	Amended and Restated Confirmation dated as of April 21, 2008 by and among Credit Suisse International, Infinity World (Cayman) L.P. and Infinity World Investments LLC

37***	Amended and Restated Confirmation dated as of April 21, 2008 by and among Deutsche Bank AG, London Branch, Infinity World (Cayman) L.P. and Infinity World Investments LLC

38***	Amended and Restated Confirmation dated as of April 21, 2008 by and among The Royal Bank of Scotland plc, Infinity World (Cayman) L.P. and Infinity World Investments LLC

39***	Amended and Restated Pledge Agreement dated as of April 21, 2008 by and among Infinity World Investments LLC, Infinity World (Cayman) L.P., Credit Suisse International, Deutsche Bank AG, London Branch and The Royal Bank of Scotland plc, as Initial Banks, and Deutsche Bank Trust Company Americas, as Collateral Agent.

40***	Amended and Restated Liquidity Agreement dated as of April 21, 2008 by and among Dubai World, Infinity World Investments LLC, Infinity World (Cayman) L.P., Credit Suisse International, Deutsche Bank AG, London Branch and The Royal Bank of Scotland plc, as Initial Banks, and Deutsche Bank Trust Company Americas, as Collateral Agent.

41***	Amendment to the Letter Agreement dated as of April 21, 2008 by and among Dubai World, Credit Suisse International, Deutsche Bank AG, London Branch, Deutsche Bank Securities Inc., as agent, and The Royal Bank of Scotland plc.

*	Filed herewith.

**	Portions have been omitted pursuant to a request for confidential treatment.

†	Previously filed.